Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-223502

Supplementing the Preliminary Prospectus

Supplement dated May 18, 2020

(To the Prospectus dated March 7, 2018)

INTERCONTINENTAL EXCHANGE, INC.

May 18, 2020

$1,250,000,000 2.100% SENIOR NOTES DUE 2030

$1,250,000,000 3.000% SENIOR NOTES DUE 2050

The information in this pricing term sheet relates to the offering (the “Offering”) of 2.100% Senior Notes due 2030 and 3.000% Senior Notes due 2050 (collectively, the “Notes”) of Intercontinental Exchange, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated May 18, 2020 relating to the Offering, and the accompanying prospectus dated March 7, 2018 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-223502) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). Capitalized terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Intercontinental Exchange, Inc.

Expected Ratings (Moody’s / S&P)*:	A2/A

Securities:	2.100% Senior Notes due 2030 (the “2030 Notes”) 3.000% Senior Notes due 2050 (the “2050 Notes”)

Principal Amount:	$1,250,000,000 of the 2030 Notes $1,250,000,000 of the 2050 Notes

Trade Date:	May 18, 2020

Settlement Date:	May 26, 2020 (T+5)

Maturity Date:	June 15, 2030 for the 2030 Notes June 15, 2050 for the 2050 Notes

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing December 15, 2020

Coupon (Interest Rate):	2.100% for the 2030 Notes 3.000% for the 2050 Notes

Price to Public:	99.290% of the principal amount for the 2030 Notes 98.496% of the principal amount for the 2050 Notes

Benchmark Treasury:	UST 0.625% due May 15, 2030 for the 2030 Notes UST 2.000% due February 15, 2050 for the 2050 Notes

Benchmark Treasury Price and Yield:	99-00 / 0.729% for the 2030 Notes 113-27 / 1.427% for the 2050 Notes

Spread to Benchmark Treasury:	T + 145 basis points for the 2030 Notes T + 165 basis points for the 2050 Notes

Yield to Maturity:	2.179% for the 2030 Notes 3.077% for the 2050 Notes

Optional Redemption:

2030 Notes: Make-whole call at any time prior to March 15, 2030 (three months prior to the maturity date of the 2030 Notes) at T+25 basis points; par call at any time on or after March 15, 2030 (three months prior to the maturity date of the 2030 Notes).

2050 Notes: Make-whole call at any time prior to December 15, 2049 (six months prior to the maturity date of the 2050 Notes) at T+25 basis points; par call at any time on or after December 15, 2049 (six months prior to the maturity date of the 2050 Notes).

Net Proceeds to the Issuer (Before Offering Expenses):	$2,453,262,500 ($1,233,000,000 from the 2030 Notes and $1,220,262,500 from the 2050 Notes)

CUSIP Number:	45866F AK0 for the 2030 Notes 45866F AL8 for the 2050 Notes

ISIN:	US45866FAK03 for the 2030 Notes US45866FAL85 for the 2050 Notes

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC MUFG Securities Americas Inc. Loop Capital Markets LLC Credit Suisse Securities (USA) LLC

Senior Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc. ICBC Standard Bank Plc Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 2030 Notes and the 2050 Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or on the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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